Exhibit 99.1

Investor Relations Contact:
Mike Saviage
Adobe Systems Incorporated
408 536.4416
ir@adobe.com

Public Relations Contact:
Holly Campbell
Adobe Systems Incorporated
408 536.6401
campbell@adobe.com

Adobe Systems Reports Second Quarter Fiscal 2003 Results

Adobe® Acrobat® Release Drives 43 Percent Year-Over-Year Revenue Growth in ePaper Business

SAN JOSE, Calif. — June 12, 2003 (NASDAQ: ADBE) — Adobe Systems Incorporated, the leader in network publishing, today reported financial results for its second quarter ended May 30, 2003 that came in at the high end of the Company's prior revenue and earnings per share target ranges.

In the second quarter of fiscal 2003, Adobe achieved revenue of $320.1 million, compared to $317.4 million reported for the second quarter of fiscal 2002 and $296.9 million reported in the first quarter of fiscal 2003. Adobe's revised second quarter revenue target range was $305 to $320 million, up from its prior target range of $300 to $315 million.

GAAP diluted earnings per share for the second quarter of fiscal 2003 were $0.27. Pro forma diluted earnings per share for the second quarter of fiscal 2003, which does not include an investment loss from the Company's venture program, were $0.28. Adobe's GAAP and pro forma second quarter earnings target range was $0.24 to $0.28 per share, up from its prior target range of $0.24 to $0.27.

"The release of Acrobat 6.0 in Q2 helped drive record revenue in our ePaper business, and signals the beginning of a strong product cycle," said Bruce Chizen, president and CEO of Adobe Systems. "This month we're celebrating 10 years of Acrobat and PDF. From communicating business critical information across the enterprise to sharing photos with friends and family, Acrobat and PDF have clearly become synonymous with the reliable delivery of digital information."

GAAP net income was $64.2 million for the second quarter of fiscal 2003, compared to $54.3 million reported in the second quarter of fiscal 2002, and $54.2 million in the first quarter of fiscal 2003.

Pro forma net income, which does not, as applicable, include amortization of goodwill and purchased intangibles, restructuring and other charges, acquired in-process research and development, and investment losses, was $66.7 million for the second quarter of fiscal 2003, compared to $67.4 million in the second quarter of fiscal 2002, and $58.9 million in the first quarter of fiscal 2003.

GAAP diluted earnings per share for the second quarter of fiscal 2003 were $0.27, based on 239.2 million weighted average shares. This compares with GAAP diluted earnings per share of $0.22 reported in the second quarter of fiscal 2002, based on 247.7 million weighted average shares, and GAAP diluted earnings per share of $0.23 reported in the first quarter of fiscal 2003, based on 235.3 million weighted average shares.

Adobe's GAAP operating income was $91.5 million in the second quarter of fiscal 2003, compared to $90.8 million in the second quarter of fiscal 2002 and $80.5 million in the first quarter of fiscal 2003. As a percent of revenue, GAAP operating income for the second quarter was 28.6 percent, compared to 28.6 percent in the second quarter of fiscal 2002 and 27.1 percent in the first quarter of fiscal 2003.

Adobe's pro forma operating income, which does not, as applicable, include the amortization of goodwill and purchased intangibles, restructuring and other charges, and acquired in-process research and development, was $91.5 million in the second quarter of fiscal 2003, compared to $96.4 million in the second quarter of fiscal 2002 and $80.5 million in the first quarter of fiscal 2003. As a percent of revenue, pro forma operating income for the second quarter was 28.6 percent, compared to 30.4 percent in the second quarter of fiscal 2002 and 27.1 percent in the first quarter of fiscal 2003.

For the third quarter of fiscal 2003, the Company announced that it is targeting revenue at $300 to $315 million, a gross margin of 92 to 93 percent, and GAAP and pro forma operating margin ranges of 24 to 27 percent.

As a percent of revenue, Adobe is targeting third quarter expenses as follows:

> Research & Development — approximately 22 to 23 percent
> Sales & Marketing — approximately 34 to 35 percent
> General & Administrative — approximately 10 percent

In addition, Adobe is targeting its share count range to be between 243 and 245 million shares in the third quarter of fiscal 2003. The Company also is targeting other income to be approximately $3 million, and a tax rate of 30 percent. These targets lead to GAAP and pro forma target ranges of $0.22 to $0.25 earnings per share in the quarter.

For fiscal 2003 on an annual basis, the Company continues to target GAAP and pro forma operating margins of at least 28 percent.

The Company currently believes that targeted pro forma earnings per share and pro forma operating margin results will not differ materially from targeted GAAP results.

The Company also said that it plans to release several of its Creative Professional applications in the fourth quarter of the year.

The Adobe Board of Directors declared this quarter's cash dividend of $0.0125 per share, payable on July 7, 2003 to stockholders of record as of June 23, 2003.

Adobe Systems Reports Second Quarter Fiscal 2003 Results
Forward Looking Statements Disclosure

This press release contains forward looking statements, including those related to revenue, earnings per share, and product releases, which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: general economic or political conditions in any of the major countries in which we do business, introduction of new products by existing and new competitors, delays in development or shipment of our new products or major new versions of existing products, difficulties in transitions to new markets, including the enterprise, government, corporate business and consumer markets, changes to our distribution channel, inability to attract and retain key personnel, lack of market acceptance of new products and upgrades, changes in demand for application software, computers and printers, sales price adjustments, intellectual property disputes and litigation, the impact of SARS on our business and the economy, industry transitions to new business models, renegotiation or termination of royalty or intellectual property licensing arrangements, changes in accounting rules, and market risks associated with our equity investments. For further discussion of these and other risks and uncertainties, individuals should refer to the Company's SEC filings, including the 2002 annual report on Form 10-K and quarterly reports on Form 10-Q filed in 2003. The Company does not undertake an obligation to update forward looking statements.

About Adobe Systems Incorporated

Founded in 1982, Adobe Systems Incorporated (www.adobe.com), the leader in network publishing, offers a comprehensive line of software for enterprise and creative professional customers. Its products enable customers to create, manage and deliver visually rich, compelling and reliable content. Based in San Jose, Calif., Adobe is one of the world's largest software companies.

Adobe Systems Reports Second Quarter Fiscal 2003 Results
Condensed Consolidated Statements of Income
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended	
	May 30, 2003	May 31, 2002	May 30, 2003	May 31, 2002
Revenue:				
Products	$ 314,150	$ 316,254	$ 604,905	$ 584,150
Services and support	5,996	1,105	12,136	1,105
Total revenue	320,146	317,359	617,041	585,255
Total cost of revenue:				
Products	20,212	23,835	39,572	44,832
Services and support	3,144	1,298	6,146	1,298
Total cost of revenue	23,356	25,133	45,718	46,130
Gross profit	296,790	292,226	571,323	539,125
Operating Expenses:				
Research and development	69,117	62,858	135,078	122,155
Sales and marketing	105,712	103,898	203,740	193,216
General and administrative	30,500	29,066	60,536	54,665
Restructuring and other charges	—	1,605	—	1,605
Acquired in-process research and development	—	410	—	5,769
Amortization of goodwill and purchased intangibles	—	3,541	—	7,082
Total operating expenses	205,329	201,378	399,354	384,492
Operating income	91,461	90,848	171,969	154,633
Non-operating income:				
Investment loss	(3,566)	(13,728)	(10,258)	(9,195)
Interest and other income	3,885	2,735	7,534	7,664
Total non-operating income (loss)	319	(10,993)	(2,724)	(1,531)
Income before income taxes	91,780	79,855	169,245	153,102
Provision for income taxes	27,534	25,554	50,774	48,993
Net income	$ 64,246	$ 54,301	$ 118,471	$ 104,109
Basic net income per share	$ 0.28	$ 0.23	$ 0.51	$ 0.44
Shares used in computing basic net income per share	232,124	238,202	231,649	237,369
Diluted net income per share	$ 0.27	$ 0.22	$ 0.50	$ 0.42
Shares used in computing diluted net income per share	239,237	247,687	237,420	246,358

Condensed Consolidated Balance Sheets
(In thousands, except per share data)

		May 30, 2003 (Unaudited)		November 29, 2002 (Audited)
ASSETS				
Current assets:				
Cash and cash equivalents	$	141,831	$	183,684
Short-term investments		640,791		434,053
Trade receivables		129,226		116,506
Other receivables		29,365		30,367
Deferred income taxes		20,297		31,530
Other current assets		24,535		18,032
Total current assets		986,045		814,172
Property and equipment, net		73,626		71,090
Goodwill and other intangibles, net		111,980		98,813
Other assets		42,357		43,085
Deferred income taxes, long-term		25,728		24,450
Total assets	$	1,239,736	$	1,051,610
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Trade and other payables	$	41,306	$	37,765
Accrued expenses		157,942		135,028
Income taxes payable		191,530		173,311
Deferred revenue		42,021		31,185
Total current liabilities		432,799		377,289
Stockholders' equity:				
Common stock, $0.0001 par value		29,576		29,576
Additional paid-in-capital		746,008		710,273
Retained earnings		1,658,434		1,545,776
Accumulated other comprehensive loss		(506)		(3,950)
Treasury stock, at cost, net of re-issuances		(1,626,575)		(1,607,354)
Total stockholders' equity		806,937		674,321
Total liabilities and stockholders' equity	$	1,239,736	$	1,051,610

5

Adobe Systems Reports Second Quarter Fiscal 2003 Results
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended	
	May 30, 2003	May 31, 2002
Cash flows from operating activities:		
Net income	$ 64,246	$ 54,301
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,065	15,722
Stock compensation expense	847	1,787
Deferred income taxes	2,033	(9,684)
Provision for losses on receivables	821	922
Tax benefit from employee stock option plans	8,091	12,553
Acquired in process research and development	—	410
Loss on equity and cost method investments	3,626	5,172
Gains on sale of equity securities	(60)	(259)
Loss on other-than-temporary declines of equity securities	—	8,815
Changes in operating assets and liabilities:		
Receivables	(473)	12,071
Other current assets	(4,492)	(2,195)
Trade and other payables	7,115	(9,882)
Accrued expenses	14,077	9,225
Accrued restructuring charges	(2,727)	(2,978)
Income taxes payable	13,328	12,969
Deferred revenue	9,537	(179)
Net cash provided by operating activities	128,034	108,770
Cash flows from investing activities:		
Purchases of short-term investments	(204,997)	(470,119)
Maturities and sales of short-term investments	77,075	393,049
Acquisitions of property and equipment	(11,811)	(7,261)
Purchases of long-term investments	(3,913)	(6,983)
Additions to other assets	(19,694)	(3,326)
Cash received net of cash paid for acquisition	—	7,345
Proceeds from sale of equity securities	537	705
Net cash used for investing activities	(162,803)	(86,590)
Cash flows from financing activities:		
Purchase of treasury stock	(143)	(36,271)
Proceeds from issuance of treasury stock	36,231	26,576
Payment of dividends	(2,898)	(2,972)
Net cash provided by (used for) financing activities	33,190	(12,667)
Effect of foreign currency exchange rates on cash and cash equivalents	1,313	1,039
Net increase (decrease) in cash and cash equivalents	(266)	10,552
Cash and cash equivalents at beginning of period	142,097	220,700
Cash and cash equivalents at end of period	$ 141,831	$ 231,252

Adobe Systems Reports Second Quarter Fiscal 2003 Results
Pro Forma Results
(In thousands, except per share data)

The following table shows the Company's pro forma results reconciled to the Generally Accepted Accounting Principles ("GAAP") Condensed Consolidated Statements of Income table included on page 4 of this release. The Company's pro forma results do not, as applicable, include restructuring and other charges, acquired in-process research and development, amortization of goodwill and purchased intangibles, or losses on investments in equity securities.

| | Three Months Ended | | Six Months Ended | |
	May 30, 2003	May 31, 2002	May 30, 2003	May 31, 2002
Income before income taxes	$ 91,780	$ 79,855	$ 169,245	$ 153,102
Restructuring and other charges	—	1,605	—	1,605
Acquired in-process research and development	—	410	—	5,769
Amortization of goodwill and purchased intangibles	—	3,541	—	7,082
Investment loss	3,566	13,728	10,258	9,195
Pro forma income before taxes	95,346	99,139	179,503	176,753
Provision for income taxes	28,604	31,724	53,851	56,561
Pro forma net income	$ 66,742	$ 67,415	$ 125,652	$ 120,192
Basic net income per share	$ 0.29	$ 0.28	$ 0.54	$ 0.51
Shares used in computing basic net income per share	232,124	238,202	231,649	237,369
Diluted net income per share	$ 0.28	$ 0.27	$ 0.53	$ 0.49
Shares used in computing diluted net income per share	239,237	247,687	237,420	246,358

The above results are supplied to provide meaningful supplemental information regarding Adobe's core operating results because such information excludes amounts that are not necessarily related to its core operating results. Adobe uses this pro forma financial information in assessing the performance of the Company's ongoing operations, and for planning and forecasting in future periods. This pro forma information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.